AEGIS CAPITAL CORP.

810 Seventh Avenue

New York, New York 10019

July 21, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cryoport, Inc.

Registration Statement on Form S-1

File No. 333- 203006

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on July 22, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 6, 2015 to the date of this letter, the preliminary prospectus, dated June 22, 2015, in connection with the Registration Statement was distributed approximately as follows:

Sent to Underwriters: 325 + E-red

Sent to Dealers: 450 + E-red

Sent to Institutional Investors: 300 + E-red

Sent to Others: 25

Total: 1,365 + E-red

The Representative confirms on behalf of itself and the several underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 promulgated under of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By: /s/ Eugene Terracciano

Name: Eugene Terracciano
Title: Chief Compliance Officer